

Mail Stop 3030

November 9, 2017

<u>Via E-mail</u>
Ann M. Ferguson
Chief Financial Officer
Schmitt Industries, Inc.
2765 N.W. Nicolai Street
Portland, Oregon 97210-1818

      Re: **Schmitt Industries, Inc.**
              Registration Statement on Form S-1
              Filed November 3, 2017
              File No. 333-221319

Dear Ms. Ferguson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tom Jones at (202) 551-3602 with any questions.

              Sincerely,

              /s/ Tom Jones for

              Amanda Ravitz
              Assistant Director
              Office of Electronics and Machinery

cc: Mark von Bergen, Esq.